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                    [Letterhead of PointCast Incorporated]



                                 July 15, 1998

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Re:  PointCast Incorporated
     3,750,000 Shares of Common Stock
     Registration Statement on Form S-1

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, PointCast Incorporated (the "Company") hereby applies to withdraw the above referenced registration statement, filed on May 14, 1998. The Company has determined that it would be in its best interest to pursue other strategic alternatives at this time. No offers or sales of the Company's Common Stock were made pursuant to the above referenced registration statement.

     If you have any questions or comments, please call me at (408) 990-7000, or Donna M. Petkanics of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, at (650) 493-9300.


                                        Very truly yours,


                                        /s/ Philip J. Koen
                                        -----------------------------------
                                        Philip J. Koen
                                        Senior Vice President, Finance and
                                        Chief Financial Officer



cc:  Donna M. Petkanics, Esq.
     The Nasdaq Stock Market

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